Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

November 13, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)

Registration Statement on Form N-14

Dear Ms. Vroman-Lee:

The following is a supplemental response to the comment we received from you by telephone on October 30, 2014, regarding the Registration Statement filed on Form N-14 to reorganize the Hilton Yield Plus Fund (the “Existing Fund”) into the Direxion Hilton Tactical Income Fund (the “New Fund”), that was filed with the Securities and Exchange Commission (“SEC”) on October 10, 2014. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	The Staff notes that the benchmark presented in the Existing Fund’s Semi-Annual Report dated February 28, 2014, is a blended index, 60% Barclay’s Intermediate Government/Credit Index 40% S&P 500® Index, please confirm that the New Fund will use a broad-based index pursuant to Item 27(b)(7) Instruction 5 of Form N-1A.

The Trust confirms supplementally that the New Fund plans to use the Barclay’s Intermediate Government Index as the primary benchmark and the S&P 500® Index as a secondary benchmark both of which are broad-based indexes in accordance with Form N-1A.

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Securities and Exchange Commission

November 13, 2014

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Robert J. Zutz, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC